UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                     CONTINENTAL INVESTMENT CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.50 Per Share
                       (Title of Class of Securities)


                                211-515-10-1
                               (CUSIP Number)


                                Stewart Rahr
                             152-35 10th Avenue
                            Whitestone, NY  11357
                               (718) 767-4767
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 9, 1996
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

  Check the following box if a fee is being paid with this statement. [X]

                            CUSIP NO. 211-515-10-1

   (1)  Name of Reporting
        Persons S.S. or
        I.R.S.Identification                              Stewart Rahr
        No. of Above Person                               SS ####-##-####

   (2)  Check the Appropriate
        Box if a Member of a                              (a)
        Group                                             (b)

   (3)  SEC Use Only

   (4)  Source of Funds                                   PF

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                              State of
        Organization                                     New York


                                  (7)  Sole Voting
                                       Power             550,000

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power             550,000

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                            550,000

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount
        in Row (11)                                      5.54%

  (14)  Type of Reporting
        Persons                                          IN

  Item 1. Security and Issuer

          This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.50 per value per share (the "Shares"), of Continental Investment Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 10254 Miller Road, Dallas, Texas 75238.

  Item 2. Identity and Background

          (a) This Statement is filed by Stewart Rahr, an individual residing in the State of New York. The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

          (b) and (c)

          The principal business address of Stewart Rahr is 152-35 10th Avenue, Whitestone, New York 11357. The principal business of Stewart Rahr is wholesale pharmaceutical sales.

          (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)   Stewart Rahr is a citizen of the State of New York.

  Item 3. Source and Amount of Funds or Other Consideration

          The purchase of the Company's Common Stock was made with cash by Stewart Rahr.

  Item 4. Purpose of the Transaction

          The Company's Common Stock was purchased by Stewart Rahr for investment purposes.


  Item 5. Interest in the Securities of the Issuer

          (a) and (b)

          Stewart Rahr is the record owner of 175,000 shares of the Company's Common Stock and beneficial owner of options totaling 375,000 shares of the Company's Common Stock, which totals 5.54% of the outstanding Common Stock. Stewart Rahr, an individual, has the power to direct the vote or disposition of those shares.

          (c) None

          (d) None

          (e) None

  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None

  Item 7. Materials to be Filed as Exhibits

          None


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                    /S/ Stewart Rahr
                                    STEWART RAHR, an individual


  Dated: May 21, 1996